Exhibit 99.1

Canaan Inc. Provides September 2026 Bitcoin Production and Mining Operation Updates

Nordic district heating project is now fully operational

Treasury now 1,875 BTC with 44 BTC mined in September

SINGAPORE, Oct 15, 2026 /PRNewswire/ -- Canaan Inc. (NASDAQ: CAN) (“Canaan” or the “Company”), an innovator in compute and energy infrastructure, today released its unaudited bitcoin mining update for the month ending September 30, 2026.

Management Commentary

“Bitcoin markets continued to demonstrate resilience in September, navigating macroeconomic and policy uncertainty while institutional participation remained steady. Hashprice extended its recovery from August, pointing to improving mining economics and offering a cautiously encouraging signal for the market,” said Nangeng Zhang, chairman and chief executive officer of Canaan. “In that environment, our focus remained on disciplined execution. Our non-JV installed hashrate remained stable at 10 EH/s. Even amid rising network difficulty, we mined 44 BTC during the month, bringing our total bitcoin holdings to 1,875 BTC at month-end. Our joint venture operations also maintained steady performance, with installed hashrate of 4.87 EH/s and operating hashrate of 4.18 EH/s at month-end.”

Zhang continued, “We are also seeing encouraging progress in our integrated computing and energy strategy. Our 8 MW Nordic district heating project is now fully operational, delivering recovered computing heat to approximately 2,800 homes. In Canada, our greenhouse heat recovery project is moving toward planned deployment, pending the completion of site inspections. These milestones reinforce the potential of our technology to bridge computing and energy infrastructure through heat reuse initiatives.”

“Looking ahead, we will continue to build on this momentum by advancing our computing and energy initiatives and pursuing opportunities that translate our capabilities into results. We remain committed to disciplined execution and sustainable long-term value creation for our shareholders.”

September 2026 Bitcoin Mining Updates (unaudited)

Key Metrics	Results (Rounded Numbers)
Bitcoins Mined During the Month	44 BTC
Month-End Bitcoins Owned by Canaan Inc. on Balance Sheet[1]	1,875 BTC
Month-End Installed Hashrate (EH/s)	Non-JV: 10.00 EH/s JV5: 4.87 EH/s
Month-End Operating Hashrate (EH/s)[2]	Non-JV: 10.00 EH/s JV5: 4.18 EH/s
Month-End Average Revenue Split[3]	60.5% (excluding JV ownership)
Average All-in Power Cost During the Month[4]	US$0.043/kWh

September 2026 Bitcoin Mining Infrastructure Updates (unaudited)

	North America	Non-North America	Global
Month-End Average Miner Efficiency	Non-JV: 17.9 J/TH JV5: 24.6 J/TH	29.3 J/TH	Non-JV: 23.7 J/TH JV5: 24.6 J/TH
Month-End Installed Power Capacity	Non-JV: 88.7 MW JV5: 120 MW	156.2 MW	Non-JV: 244.9 MW JV5: 120 MW

Notes:

1.	Defined as the total number of bitcoins owned by the Company on its balance sheet, including any bitcoins receivable, and excluding bitcoins received as customer deposits.
2.	Defined as the operating hashrate that could theoretically be generated by all energized mining machines as of month-end, including machines that may be temporarily offline, and applies only to non-JV operations.
3.	Defined as the weighted average percentage that Canaan would receive from the total revenues generated according to the applicable joint mining arrangements if 100% of the mining machines consisting of Installed Computing Power (as defined below) were energized.
4.	Defined as the weighted average cost of power if 100% of the mining machines consisting of Installed Computing Power were energized.
5.	“JV” represents the Company’s 49% stake in the Alborz, Bear, and Chief Mountain facilities in West Texas. JV metrics are shown separately and are not included in bitcoin production or average all-in power cost calculations.

Current Mining Projects (As of September 30, 2026):

Regions in alphabetical order (A to Z)	Active Mining Projects Count	Operating Computing Power[6]	Installed Computing Power[7]	Expected Computing Power[8]	Estimated Total Computing Power[9]
Global	12	14.18 EH/s	14.87 EH/s	0.27 EH/s	15.14 EH/s
America	4	4.90 EH/s	4.90 EH/s	0.00 EH/s	4.90 EH/s
JV-WindHQ	3	4.18 EH/s	4.87 EH/s	0.00 EH/s	4.87 EH/s
Canada	2	0.06 EH/s	0.06 EH/s	0.27 EH/s	0.33 EH/s
Ethiopia[10]	2	4.96 EH/s	4.96 EH/s	0.00 EH/s	4.96 EH/s
Malaysia	1	0.08 EH/s	0.08 EH/s	0.00 EH/s	0.08 EH/s

Notes:

6.	Defined as the amount of computing power that could theoretically be generated if all mining machines that have been energized were currently in operation, including mining machines that may be temporarily offline, and applies only to non-JV operations.
7.	Defined as the sum of Operating Computing Power and computing power that has been installed but not yet in operation, if any.
8.	Defined as the amount of computing power that has been delivered to the country where each mining project is located, but not yet installed.
9.	Defined as the sum of Installed Computing Power and Expected Computing Power.
10.	Canaan has paused its mining operations in Ethiopia, but its hashrate remains part of the Company’s installed hashrate.

Recent Corporate Updates:

Authorized Share Repurchase Using Portion of Digital Asset Treasury

On August 4, 2026, the Company announced that it authorized its management to monetize a portion of its digital asset treasury to fund repurchases of its ADSs. The repurchases will be executed under the Company’s existing share repurchase program authorized by its board of directors on December 12, 2025. Management believes the current market value does not fully reflect the Company's underlying assets and performance. The decision to allocate a portion of digital asset treasury toward ADS repurchases reflects management’s confidence in the Company’s strategy and represents a disciplined approach to capital allocation, focused on enhancing long-term shareholder value.

As of October 15, 2026, the Company had monetized 3,952 ETH and 54.5 BTC for approximately US$13.9 million in cash. The Company has deployed US$5.4 million to repurchase 13.6 million ADSs in late August. Year-to-date, the Company repurchased a total of approximately 16.4 million ADSs.

About Canaan Inc.

Established in 2013, Canaan Inc. (NASDAQ: CAN) is a technology company focusing on ASIC high-performance computing chip design, chip research and development, computing equipment production, and software services. Canaan has extensive experience in chip design and streamlined production in the ASIC field. In 2013, Canaan's founding team shipped to its customers the world's first batch of mining machines incorporating ASIC technology under the brand name Avalon. In 2019, Canaan completed its initial public offering on the Nasdaq Global Market. To learn more about Canaan, please visit https://www.canaan.io/.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Canaan Inc.'s strategic and operational plans, contain forward-looking statements. Canaan Inc. may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission ("SEC") on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Canaan Inc.'s beliefs and expectations, such as expectations with regard to revenue or mining hash rate deployment, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company's goals and strategies; the Company's future business development, the ability of the Company to execute against its goals, financial condition and results of operations; the expected growth of the bitcoin industry and the price of bitcoin; the Company's expectations regarding demand for and market acceptance of its products, especially its bitcoin mining machines; the Company's expectations regarding maintaining and strengthening its relationships with production partners and customers; the Company's investment plans and strategies, fluctuations in the Company's quarterly operating results; competition in its industry; changing macroeconomic and geopolitical conditions, including evolving international trade policies and the implementation of increased tariffs, import restrictions, and retaliatory trade actions; and relevant government policies and regulations relating to the Company and cryptocurrency. Further information regarding these and other risks is included in the Company's filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Canaan Inc. does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

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Investor Relations Contact

Canaan Inc.
Xi Zhang
Email: IR@canaan-creative.com

Christensen Advisory
Christian Arnell
Email: canaan@christensencomms.com

Media Contact

BlocksBridge Consulting
Jesse Colzani
Email: canaan@blocksbridge.com